UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  August 2013

Commission File Number: 001-35457

BGS ACQUISITION CORP.

Olazabal 1150
Ciudad Autonoma de Buenos Aires
Argentina 1428
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or  Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

IMPORTANT NOTICES

Concurrently with the filing of this report, BGS Acquisition Corp. (“BGS” or the “Company”) is filing proxy solicitation materials to (i) amend and restate the Company’s memorandum and articles of association (the “Charter”) to extend the date by which the Company must consummate its initial business combination from September 26, 2013 to November 26, 2013 (the “Extension Amendment”) and (ii) amend the Investment Management Trust Agreement (the “IMTA”), by and between BGS and Continental Stock Transfer & Trust Company entered into at the time of our initial public offering (the “IPO”) governing the IPO funds held in the trust account (the “Trust Account”) to: (a) permit the withdrawal and distribution of an amount, not to exceed an aggregate of $30,599,997 (the “Withdrawal Amount”), from the Trust Account to those persons holding ordinary shares of BGS, no par value (the “Ordinary Shares”) comprising part of the units sold in BGS’s IPO (the “Public Shares”) who wish to exercise their redemption rights in connection with the Extension Amendment and (b) extend the date on which to liquidate the Trust Account in accordance with the IMTA Agreement to November 26, 2013 (the “IMTA Amendment” and, together with the Extension Amendment, the “Shareholder Proposals”).

BGS also intends to conduct a tender offer for the Ordinary Shares to allow shareholders the opportunity to redeem their shares if and when the Shareholder Proposals are approved.  The solicitation and the offer to buy the Ordinary Shares will be made pursuant to a tender offer statement (the “Tender Offer”) on Schedule TO and other offer documents that BGS will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the Tender Offer.  The planned Tender Offer by BGS described in this Report has not yet commenced.  Such description is not an offer to buy or the solicitation of an offer to sell securities.  The Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the Tender Offer.  These materials will be distributed free of charge to all shareholders of BGS when available.  In addition, all of these materials (and all other materials filed by BGS with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Shareholders of BGS are urged to read the proxy solicitation materials and Tender Offer documents and the other relevant materials when they become available before making any investment decision with respect to the Shareholder Proposals and the Tender Offer because such documents and materials will contain important information about the Shareholder Proposals and the Tender Offer.

This report, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition.  When used in the proxy materials, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “potential” and “should,” as they relate to us are intended to identify these forward-looking statements.  All statements by us regarding our possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements.  These forward-looking statements are based on information available to BGS as of the date of this Report and involve a number of risks and uncertainties.  Accordingly, forward-looking statements should not be relied upon as representing BGS’s views as of any subsequent date and BGS undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

These forward-looking statements involve a number of known and unknown risks and uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•
the risk that more than 3,014,778 Ordinary Shares will be validly tendered and not properly withdrawn prior to the expiration date of the Tender Offer which would then cause the Company to withdraw the Tender Offer;

•	the risk that shareholders do not approve the Shareholder Proposals, which would then cause the Company to withdraw the Tender Offer;

•	the risk that governmental and regulatory review of the Tender Offer documents may result in the inability of BGS to close the Tender Offer by September 26, 2013;

•	the ability of BGS to effect the Shareholder Proposals or consummate a business combination;

•	the risk that a condition to consummation of the Shareholder Proposals may not be satisfied or waived;

•	the ability to meet the Nasdaq listing standards, including having the requisite number of shareholders;

•	potential changes in the legislative and regulatory environments; and

•	potential volatility in the market price of the Ordinary Shares.

Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements.  You should not place undue reliance on these forward-looking statements.  BGS undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Merger Agreement

The following summary is qualified by reference to the complete text of the Merger Agreement (as defined below), a copy of which is attached hereto as Exhibit 99.1.

On August 13, 2013, BGS entered into an Amended and Restated Merger and Share Exchange Agreement (the “Merger Agreement”) with TransnetYX Holding Corp., a Delaware corporation (“TransnetYX”), pursuant to which BGS will merge with and into its wholly-owned subsidiary, BGS Acquisition Subsidiary, Inc., a Delaware corporation (“Purchaser”), following which TransnetYX will merge with and into a wholly-owned subsidiary of Purchaser, BGS Merger Subsidiary, Inc.  As consideration in this merger, Purchaser will issue to the shareholders of record of TransnetYX 8,000,000 shares of the common stock of Purchaser on a pro rata basis and will pay an aggregate of $15.0 million in cash, up to $11.0 million of which may be paid in additional shares of common stock of Purchaser if there is not adequate cash to accommodate a $15.0 million payment to the shareholders of TransnetYX and have $6.0 million available in the surviving company for payment of transaction expenses and working capital purposes (the “Transaction”).  In addition, the shareholders of TransnetYX may receive up to an additional 8,000,000 shares of the common stock of Purchaser based on the gross revenues of the post-Transaction operating company in fiscal year 2015.  Two million of the shares of common stock of Purchaser held by the majority shareholder of TransnetYX, Black Diamond Holdings LLC, a Colorado limited liability company (“Black Diamond”), immediately following the Transaction will be subject to a lock-up agreement that will limit Black Diamond’s ability to dispose of those shares until either the post-Transaction operating company achieves gross revenues in fiscal year 2015 in excess of $60 million or December 31, 2020.

TransnetYX is a Delaware Corporation, based out of Memphis, Tennessee, incorporated in 2002 to develop an automated genotyping platform and provide genotyping testing services to various biotechnology and medical researchers.  TransnetYX conducts its business operations through two wholly-owned subsidiaries, TransnetYX, Inc., a Tennessee corporation which operates the clinical diagnostic laboratory and the laboratory animal genotyping business, and Harmonyx Diagnostics, Inc., a Tennessee corporation which is developing, marketing and distributing products for pharmacogenomics testing services.

In connection with the consummation of the Transaction (assuming completion of the Tender Offer and shareholder approval of the Shareholder Proposals, BGS intends to conduct a second redemption of then outstanding Ordinary Shares for cash (the “Second Tender Offer”) pursuant to the tender offer rules of the SEC and the terms of the Transaction.  There can be no assurance that BGS will be able to successfully consummate the transactions contemplated by the Merger Agreement with TransnetYX.

On August 14, 2013, BGS issued a press release announcing the execution of the Merger Agreement (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by BGS Acquisition Corp. on August 19, 2013).

Shareholder Meeting

In order to effect the Shareholder Proposals, BGS’s shareholders must approve certain amendments to the Charter and the IMTA.  Accordingly, BGS will convene a shareholder meeting on September 13, 2013, to consider and vote on the Shareholder Proposals.  In addition, in order to effect the Charter amendments, the Tender Offer discussed below must have been consummated.  In connection with such shareholder meeting, BGS is mailing proxy solicitation materials seeking shareholder approval of the following proposals:

Extension Amendment

BGS will not be able to consummate an initial business combination by September 26, 2013, the date by which BGS is required by the Charter to complete its initial business combination.  Accordingly, BGS has determined to seek shareholder approval to extend the date by which it must consummate its initial business combination from September 26, 2013 to November 26, 2013.

IMTA Amendment

The IMTA provides that, unless an initial business combination is consummated, the Trust Account would liquidate on September 26, 2013.  Moreover, the IMTA provides that funds may be withdrawn from the Trust Account only upon liquidation or consummation of an initial business combination.  In order to implement the Extension Amendment, BGS is seeking to amend the IMTA to (i) permit the withdrawal and distribution of the Withdrawal Amount to those persons holding Public Shares who wish to exercise redemption rights in connection with the Shareholder Proposals and (ii) extend the date on which to liquidate the Trust Account in accordance with the IMTA from September 26, 2013 to November 26, 2013.

The foregoing summary is qualified by reference to the complete text of the proxy solicitation materials, a copy of which is attached hereto as Exhibit 99.2.

Tender Offer

In connection with the Shareholder Proposals, BGS is providing its shareholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, or $10.15 per share.  Accordingly, BGS will offer to purchase up to 3,014,778 Public Shares for a total of up to $30,599,997.  BGS’s obligation to purchase Public Shares validly tendered and not withdrawn pursuant to the Tender Offer will be subject to, among other things:  (i) the condition that no more than 3,014,778 of the Public Shares have been validly tendered and not withdrawn pursuant to and prior to the expiration of the Tender Offer; and (ii) approval of the Shareholder Proposals by BGS’s shareholders on or prior to September 26, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

August 23, 2013

BGS ACQUISITION CORP.

By:	/s/ Cesar Baez
Title:	Cesar Baez
Name:	Chief Executive Officer

Exhibit Index

99.1
Amended and Restated Merger and Share Exchange Agreement, dated as of  August 13, 2013, by and among BGS Acquisition Corp., BGS Acquisition Subsidiary, Inc., BGS Merger Subsidiary, Inc., TransnetYX Holding Corp., Black Diamond Holdings LLC and Black Diamond Financial Group, LLC

99.2	Proxy Solicitation Materials